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                 U. S. SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.  20549
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                               FORM 10-SB

               General Form For Registration of Securities
              of Small Business Issuers Under Section 12(b)
                 or 12(g) of the Securities Act of 1934
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                         SUPERIOR HOLDINGS, INC.
             (Name of Small Business Issuer in Its Charter)


COLORADO                                                05-0485847
(State or Other Jurisdiction of                         (I.R.S. Employer
Incorporation or Organization)                          Identification No.)

360 Thames Street
Newport, Rhode Island                                   02840
(Address of Principal
Executive Office)                                       (Zip Code)

                     (401) 841-9444(800) 428-6768
                      (401) 841-9060: telecopier

            (Issuer's Telephone Number, Including Area Code)
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Securities to be registered under Section 12(b) of the Act:  None

Securities to be registered under Section 12(g) of the Act:

                     Common Stock, $5.00 par value
                           (Title of Class)

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PART I

ITEM 1.  DESCRIPTION OF BUSINESS


GENERAL

The Company's principal executive offices are located at 360 Thames Street, Newport, Rhode Island 02840, and its telephone number is (401) 841-9444, (800) 428-6768, telecopier (401) 841-9060.


HISTORICAL

Superior Holdings, Inc. (hereinafter referred to as "Superior") was incorporated in 1994 as a business consulting company to assist in the purchase of franchise rights of independent operating food companies.

The Company remains in the early developmental and promotional stages.
To date the Company's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. The Company has not commenced any commercial operations. The
Company has no full-time employees and owns no real estate.

Subsequent to its acquisition of franchise rights, the Company has engaged in an extensive process of analyzing, standardizing and documenting all aspects of its franchise rights, preparing franchise materials and developing its franchise system and program. In addition, it retrofitted one operating location to serve as a prototype store for purposes of marketing franchises and training personnel.


FRANCHISING

Neither the following discussion, nor the other information contained in this Registration Statement, constitutes, and neither shall be construed as, an offer to sell a franchise. Such offers may be made only by an Offering Circular in compliance with applicable state law and the Federal Trade Commission Disclosure Rule. The description of the franchises set forth in this Registration Statement is not intended to be a complete description of any of the franchised businesses.

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The Company will offer single-unit franchises, as well as Area Development
Agreements covering a number of stores to be opened in a designated area within a specified period of time. The Company has entered into an Area Development Agreement for the United States Territory of Puerto Rico, covering 12 retail stores and an Area Development Agreement for the State of Texas.

The Company seeks franchisees committed to the Company's high standards of product quality and customer service. All franchised stores must operate in strict compliance with the standards and procedures set out in the Company's operation manuals. Each store will be under the management of a manager who has completed the Company's training program, although franchisees are not required to participate in the day-to-day management of their stores. The Company will conduct regular inspections (both scheduled and unannounced) to ensure that franchises are operating in accordance with Company standards and procedures. The Company will provide support to its franchisees covering equipment and technical issues 24 hours a day and seven days a week through a toll-free hotline.

Exclusivity

Each franchise agreement provides the franchisee with an exclusive area, within which the Company is not permitted to sell another franchise. Such exclusive areas, which are determined on a unit-by-unit basis based on population density, traffic patterns and other relevant considerations, generally range from a radius of four blocks in densely populated urban areas to one mile or more in suburban locations.

Area Development Agreements provide that, if the franchisee meets his store opening schedule, the Company will not sell other franchises within the developer's territory. Development territories typically range from a radius of ten blocks to certain extensive market areas ("Designated Market Areas").

Real Estate and Local Regulation

Franchisees are obligated to purchase or lease (for a term of at least ten years) the sites for their units. Franchisees may designate a specific location or a locality in which they wish to operate, subject to the exclusivity rights of other franchisees.

The Company will provide assistance and guidance in site selection and lease negotiation, and must approve all sites prior to lease execution. In addition, the Company will provide plans and specifications for a prototype store, as well as assistance in obtaining financing, permits and licenses, and with construction

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of leasehold improvements. Franchisees will be expected to bear the expense of any modification of the prototype plans and specifications required to meet local building, fire or health codes and lease and other similar requirements, as well as the costs of remodeling, fireproofing or other leasehold improvements. Franchises also are responsible for, and expected to bear the expense of, local licensing matters related to occupancy and operation of the business.

Financing

The Company does not offer direct or indirect financing in connection with its franchises. Similarly, it does not guarantee the debt, lease or other obligations of any franchisee. The Company will, however, render assistance in arranging financing and negotiating leases.

Training and Field Support

Prior to opening, each franchisee (or an owner thereof) and at least one manager of each franchised restaurant must complete a 13-day training program including approximately 35 and 70 hours of classroom and on-the-job training, respectively, covering areas essential to the management and operation of a retail business, including food and beverage preparation and production; store operating procedures; accounting and cost control; employee matters; in-and out-of-store marketing; ordering; catering; equipment maintenance; and sanitation matters. All training will be conducted by personnel at the franchised businesses' corporate headquarters in either Newport, Rhode Island or Scottsdale, Arizona. As of the date of this Registration Statement, the Company had not established a permanent schedule for its training courses, but instead schedules such courses as needed to meet the opening schedules of new stores. The Company will not charge for this training and provides all participants with their midday meal, but franchisees are expected to defray living expenses for themselves and their employees during the training sessions. Similar training is required of all new managers subsequently hired and is provided by the Company.

Refresher and ongoing training will be available to franchisees on an individualized basis, through consultative meetings at franchise sites, at corporate stores and at corporate headquarters.

The Company will provide on-site and other supervisory guidance and assistance in connection with the opening of each franchised store. Once open, the Company will conduct regular operational visits and provide ongoing guidance and assistance based upon the results of such visits and review of reports submitted to it. Such guidance and assistance may relate to standards, methods and operating procedures; preparation of authorized food, beverages and other

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products and services; selection, purchase and preparation of food, beverage and other products, as well as fixtures, equipment, signs, materials and supplies; formulation and implementation of advertising and promotional programs; and establishment and operation of administrative, bookkeeping, accounting, inventory control, sales and general operating procedures.

The Company will periodically distribute operational bulletins and newsletters to its franchisees and provide ongoing assistance with technical and equipment problems through its 24-hour hotline, as well as personal consultations either at the franchise site or at the Company's executive offices.

Pricing

Prices are set by individual franchisees, pursuant to guidelines provided by the Company, in light of local competitive and market conditions.

Purchasing

Franchisees will be required to purchase certain equipment from the Company and/or franchised business. Management believes that purchase of these items from the Company will be essential to maintaining the Company's quality control standards, and to ensuring the consistent high quality of products offered at all of its franchised business stores.

With respect to other items used in the operation of its stores, the Company will designate approved types and brands of products. In certain instances the Company may designate a single supplier or a limited group of suppliers for a product or brand of product, in order to increase the volume of purchases from suppliers and permit the Company's franchisees as a whole to benefit from discounts associated with quantity purchasing.

In the event that a franchisee proposes to purchase any brand or type of product not previously approved for purchase by the Company or to purchase approved items from a supplier not previously approved, the franchisee is required to submit to the Company information regarding the manufacturer's or supplier's business reputation, delivery and service performance, reliability, financial condition and credit worthiness. In addition, in the case of previously unapproved products, the franchisee must submit samples for review by the Company to determine compliance with the Company's specifications and standards. The Company then reviews the submission and, within 30 days, makes a determination whether or not to approve the supplier or product.

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The Company will provide its franchisees with operational and accounting forms for use in the operation of their stores. The Company also will provide its franchisees with promotional and advertising materials and other marketing tools.

Start-Up Time and Costs

Franchisees will be required to enter into a lease within 60 days of execution of a franchise agreement and to open within 120 days following first possession of the leased premises. Subject to such factors as the time to obtain a lease, financing or building permits, zoning and local ordinances, weather conditions and availability of materials and equipment, franchise stores generally can be expected to open within four to six months following execution of a franchise agreement.

While costs vary based on location and type of store, the Company currently estimates that the cost to a new franchisee to open a typical franchised business store, including initial franchise fees, equipment, signs, opening inventory and other start-up costs, but exclusive of real estate costs (purchase price, lease payments and/or improvements) generally is in the range of $80,000 to $377,500. In addition, the Company estimates that rent for a typical franchised business store currently is between $12,000 and $45,000 annually and that a new franchisee will incur between $30,000 and $80,000 in real estate related expenses with respect to each store.

Term and Termination

Each franchise agreement runs for an initial term of ten years, subject to renewal for up to two additional five-year terms upon agreement of the franchisee to refurbish and redecorate or secure new premises.

The Company has the right to terminate franchise agreements for a variety of reasons, including failure to open a restaurant or complete training; loss or surrender of restaurant premises; material misrepresentation; conviction of a felony; failure to attend required training programs; unauthorized assignment of a restaurant; unauthorized use of trademarks or confidential information; failure to comply with Company specifications or procedures; failure to make payments due to third parties; failure to make payments due to the Company or to submit required reports; and sanitation problems.

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Franchise Agreements and Commissions

Each client and franchisee situation will be unique, based upon the size of the territory awarded to the franchisee or the area developer.

Area Developer Franchisee

The Area Developer franchisee is a person or company having an exclusive franchise contract with Superior to market its franchised businesses to prospects in a specifically defined geographic territory and/or market.
The Area Developer is principally involved in sales and relationship development. The Area Developer will be the primary entity to recruit the unit franchisee into the Superior franchising program. The Area Developer may not be principally involved in daily operations and, after the initial sale will have little involvement in the day-to-day business for the unit franchisee. They will call on the unit franchisee sporadically to keep a communication channel open for additional services and will identify needs and develop opportunities for quality control, compliance activities, management, additional or altered services, financial services, equipment changes and referrals for new customer development. The Area Developer also has primary responsibility for quality control in his or her territory.


FRANCHISE RIGHTS ACQUISITION

In April of 1995, the company was introduced to a successful fast food concept, Sakura of Japan, Inc., that is one of many like operating chains growing substantially throughout the Phoenix Metropolitan area. The Japanese fast food market is virtually non-existent in other U.S. Metropolitan markets. The discovery of this concept lead management to the conclusion that there may be other undiscovered or under-marketed concepts capable of being utilized side by side ("kiosk") with one another under the same operating company.

The company launched a franchise rights acquisition program in August of 1995. The focus of this program was to find several successful fast food companies that possessed developing franchise potential.

The company searched for a variety of complimentary concepts that fit two or more of the following location requirements:

     1.     In-Line and/or Set-Off Strip Mall;
     2.     High-Scale Food Court or Kiosk;
     3.     Free Standing and/or Dual-Tenant Building.

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Sakura of Japan

Superior acquired the franchise rights to Sakura of Japan, Inc., May 24, 1996. This quick-service concept is Japanese style "fast- food" that is healthy, and evolving as an untapped domestic/international quick-service restaurant market opportunity.

Tito's Cantina

Superior acquired the rights to Tito's Cantina, April 14, 1996. The authentic hand-made, healthy Mexican food market is gaining popularity throughout America as well. Tito's presently is distributing their name brand chips and salsa in grocery and health food stores throughout the northeast. The name recognition in the northeast may allow Tito's to expand through franchising. Superior intends to assist Tito's in arranging their food products in other markets across America giving further name recognition to the potential franchise arena.

Roasters Coffee and Tea Company

Superior acquired the franchise rights for Roasters Coffee and Tea Company of Boston, Massachusetts and Amarillo, Texas on May 31, 1996. The concept revolves around the idea of freshly "roasting" coffee beans, on the premises, in the seating area, through the use of novel and effective coffee roasting equipment available for small, private, commercial use. Roasters sets itself apart from retail coffee competitors by "roasting" on the premises
and producing a product superior in taste and quality.   This franchise
opportunity requires little prior business or retail experience and is geared to the beginner business person/franchisee. Training is also easier to implement and support.

Pick Pockets

Superior negotiated and acquired the franchise rights to Pick Pockets in November, 1995. This acquisition of franchise rights continued Superior's development of a franchising "niche" within the fast food industry for healthy fast food concepts. The mediterranean style "wrap" sandwiches and salads are not only unique and popular, but are also healthy.

The New England Cookie Jar

The franchise rights to Cookie Jar, Inc., except those sold to a public company, were acquired in September of 1995. The Cookie Jar sells "all-natural" cookies, muffins and baked items at the retail level in Newport, Rhode Island.

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FRANCHISING GOVERNMENT REGULATION

The Company and its franchisees are required to comply with federal, state, and local government regulations applicable to consumer food service businesses generally, including those relating to the preparation and sale of food, minimum wage requirements, overtime, working and safety conditions, and citizenship requirements, as well as regulations relating to zoning, construction, health, business licensing and employment. The Company believes that it and its franchisees are in material compliance with these provisions. Continued compliance with this broad federal, state and local regulatory network is essential and costly and the failure to comply with such regulations may have an adverse effect on the Company and its franchisees.
See "Risk Factors -- Government Regulation."

The Company's franchise operations are subject to regulation by the Federal Trade Commission ("FTC") in compliance with the FTC's rule entitled "Disclosure Requirements and Prohibitions Concerning Franchising and Business Opportunity Ventures," which requires, among other things, that the Company prepare and update periodically a comprehensive disclosure document, known as the Uniform Franchise Offering Circular ("UFOC"), in connection with the sale and operation of its franchises. In addition, some states require a franchiser to register its franchise with the state before it may offer the franchise. The Company believes that its UFOC, together with any applicable state versions or supplements, complies with both the FTC guidelines and all applicable state laws regulating franchising in those states in which it offers franchises.

In addition to the rules governing the offer and sale of franchises, the Company is also subject to a number of state laws, as well as foreign laws (to the extent it offers franchises outside of the United States), that regulate substantive aspects of the franchiser-franchisee relationship, including, but not limited to, those concerning termination and non-renewal. Currently, 18 states, the District of Columbia, Puerto Rico and the Virgin Islands, have franchise termination and non-renewal laws. These laws govern the termination and/or non-renewal of the franchise agreement and, by and large, require the franchiser to have good cause, reasonable cause or just cause in order to terminate the franchise agreement or not to renew the franchise agreement. In addition, some of these laws provide for longer cure periods than currently contemplated by the Company's franchise agreements.

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Each store will be subject to regulation by federal agencies and to licensing and regulation by state and local health, sanitation, safety, fire and other departments. Difficulties in obtaining or the failure to obtain required licenses or approvals could delay or prevent the opening of a new store. The Company believes that it is in substantial compliance with the applicable laws and regulations governing its operations.

While the Company intends to comply with all federal, state and foreign laws and regulations, there can be no assurance that it will continue to meet the requirements of such laws and regulations, which, in turn, could result in a withdrawal of approval to franchise in one or more jurisdictions. Any such loss of approval would have a material adverse effect upon the Company's ability to successfully market its franchises. Violations of franchising laws and/or state laws and regulations regulating substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

The state laws and regulations concerning termination and non-renewal of franchisees are not expected to have a material impact on the Company's operations. In addition, under court decisions in certain states absolute vicarious liability may be imposed upon franchisers based upon claims made against franchisees. The Company currently does not carry insurance against such claims although it intends to obtain coverage in the future. However, there can be no assurance that the Company will be able to obtain such coverage or that such coverage will be sufficient to cover claims against the Company. Further, there can be no assurance that existing or future franchise regulations will not have an adverse effect on the Company's ability to expand its franchise program.


COMPANY LOCATION

Superior Holdings, Inc. is presently headquartered at 360 Thames Street, Newport, Rhode Island 02840. Its telephone numbers are (401) 846-3700 (800) 428-6768 (401) 841-9444 and its telecopier is (401) 841-9060.


COMPANY OBJECTIVES

The company's first priority is to expand Sakura of Japan through company-owned development and establish a marketing and sales system for the purpose of selling franchises and encouraging the area-development of territories throughout the United States and abroad. To accomplish the company's marketing objectives, Superior will establish an operating office in the Dallas/Ft.
Worth area and continue to consult a knowledgeable staff of restaurant operators to assist in the company-owned expansion of Sakura of Japan and sales personnel to sell franchises.

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COMPANY STATUS

The Company is at a start-up level and shall be financed with private resources from its initial organizers, directors, and shareholders. It's activities since inception have been involved with the due diligence which included, in part, extensive travel and investigation of the parent companies and direct examination/review of existing restaurants throughout each region of operation. Extensive research has been amassed from the parent companies and evaluated in order to ascertain the likelihood of the success of the Company.


LOANS

The Company intends to utilize trade and other commercial credit, if available. Working capital and lines of credit, secured by orders and accounts receivable, will be used during the routine course of its business.


PROPRIETARY FEATURES

Superior intends to protect all patents, trademarks and other proprietary rights of the parent companies to the extent such action is feasible. The packaged goods, advertising, local promotions and other products, services and/or ideas will be protected and deemed proprietary to the appropriate party. The intent is to preserve the integrity of the concept and to hold the protected property to certain standards and monitor use of these trademarks as they are supposed to apply to certain promotions and products as directed by the parent companies. The Company and parent companies rely upon certain recipes and proprietary products to present a unique atmosphere, ambiance, food taste and overall consistent presentation to the customer. Any representation of these items or trademarks should only be as directed by the parent companies and Superior, as a master franchiser, will use these only with parent company approval. The Company primarily relies upon the laws of unfair competition and confidentiality agreements to protect its designs and other proprietary information.

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THE PRODUCT

The primary product that Superior will be marketing and selling will be company-owned concepts and franchises of the parent companies in a given area and/or given specific location. The franchises will be operated with assistance from the parent company operators, for a designated time period, as outlined in a uniform area agreement. Superior will attempt to capitalize on opportunities to engage the services of other developers with the intention that the Company will receive compensation for these referrals if and when the person or persons referred do in fact sign an agreement to build and operate a store.


COMPETITION

Superior agrees with the parent companies that any quick service food operation is a competitor. However, the "healthy" segment is becoming one of the fastest growing segments in the food industry. Other food operators in this category are showing impressive results and our parent companies are no exception.


MARKET DEFINITION

Key points in defining the market segment for products/services are by product feature, by lifestyle of target consumers, by geographical location and by season.

The Company has many common characteristics with companies that have grown rapidly over the last 5 years. Models for comparison are Domino's Pizza, Little Caesar's and Subway Sandwiches (all privately held). Public companies with similarities are Sonic Industries (recent IPO) and International Dairy Queen. These companies are predominantly franchised (i.e. limited number of company-owned restaurants).


SALES AND ADVERTISING PROGRAMS

The company will engineer a two phase sales program. Subsequent to the company-owned expansion of Sakura of Japan, the company will offer both the sale of individual franchise units and also the sale of territorial rights. Management believes that the majority of future revenue will come from the sale of territories also known as Area Development Rights (ADR's). However, there presently appears to be a significant amount of interest and demand from the public for the sale of individual franchises. Each of the operating companies has a list of prospective Franchisees (leads). Advertising in the

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operating stores will create additional leads.  The national sales campaign will be geared for ADR sales, but will also generate interest for individual franchise sales. Management will attempt to close those sales prior to launching the national sales campaign.

The most successful recent franchise companies (Subway, Schlotzsky) have adopted their respective A.D.R. selling programs based on a territorial division of rights. The company has divided the United States into 90 territories with population centers large enough to support the concepts on a large scale; 24 or more units. The Area Development Rights (Territory) will be sold to companies and/or individuals who will be able to divide and resell the rights within the boundary of the existing ADR agreement, or will develop the territory themselves.

The Company has a proprietary data-base of companies and agents interested in buying Area Developer Rights from franchise companies. These agents will pay Superior a non-refundable fee for the right to market and sell the franchise concept or concepts in their territory. They will be contractually obligated to open franchises or forfeit the right to develop. The projections included with this corporate overview include revenue from the sales of individual franchises as well as Area Development Rights sales.

Superior will use several methods of obtaining leads for the expansion potential of stores. The methods will include but not be limited to Franchise and Business Trade Shows, seminars, in-direct and direct marketing to existing consumers and contracts with minority business development organizations. In addition, economic development groups will be contracted. Media may be used and periodicals are under consideration.

Advertising and Promotion

Superior recognizes that the key to success at this time requires extensive promotion. This must be done aggressively and on a wide scale. To accomplish our sales goals, we will require an aggressive advertising and public relations strategy. Superior plans to advertise in major regional trade magazines such as "The Dallas Weekly Living/Entertainment Journal", "Atlanta Restaurant/Dining Guide", and "Boston Business Weekly". If necessary, and upon funding, an advertising agency selection shall be made and, with their assistance, a comprehensive advertising and promotion plan will be drafted.

Promotion

In addition to standard advertising practices, Superior will seek recognition through:

1. Trade programs that are advantageous;
2. Consumer programs that are advantageous;
3. Press releases.
4. In-Direct and Direct Marketing
   The Mailer's Guide contains abridged information on bulk mailing permits, mail classification items, customer service programs, and other facts basic to mailing needs.
5. American Yellow Pages Software - look for all the possible outlets for our product.
6. Internet Classified Advertising under "Company Profiles".
7. Proprietary Databases, Dun and Bradstreet Databases, Standard and Poors.
8. Restaurant, Hospitality and Franchisee Association CD ROM Databases.

Promotional Strategies

Superior will develop a regular and consistent product/service update program for the major target medias, keeping key customers abreast of enhancements and new product/service introductions.

Superior will develop an internal newsletter which can cover key sales successes, significant marketing and manufacturing events, technical support and product development stories. Internally, the newsletter would be targeted to "blocks" of customers and potential customers.

Superior will develop a minimum of two technical articles written by key executives to be placed in Restaurant/Dining publications within the first year. Establish contact with editorial staffs for the purpose of being included in product "round-ups" - product/service comparisons vis-a-vis Consumer Reports where competing products/services are compared. This exposure may build credibility and market acceptance.

Press Releases

Superior will develop a series of press releases on the entire product line. Superior will also prepare press releases for each new product/service introduction, technical development, participation in a major event, awards/recognition for product/personnel excellence/performance, etc.

Trade Shows

Superior will use trade shows as another method for maintaining a high profile with the editors of key target media. If a major product/service announcement is feasible at one of the shows, care should be taken to plan the announcement well in advance. However, since the major publications send their editors to the major shows, an opportunity exists to schedule, in advance, key personnel with selected reporters and editors. These mini-interviews can be used in lieu of the above described editorial visit, or as opportunities to give editors a company or product update from a chief executive's point of view.

Internal/External Newsletter

Superior will produce a four-page, black-and-white (2-color/4-color) newsletter to serve as an informational piece for internal personnel and key customers. Superior will include sections covering each major department or organization within parent company franchises. The Companywill highlight major developments such as key sales stories, successful customer applications, significant marketing events, and product development news.


MANAGEMENT DUTIES AND RESPONSIBILITIES

Initially, the Company will utilize four (4) consultants. These consultants are Mr. Christopher O. Werner, Mr. Mark T. Thatcher, Mr. Robert B. Johnson and Mr. James W. Johnson, who also represent Management of the Company. The functions of management will be structured according to the operating requirements for the successful execution of the business. These functions include but are not limited to corporate planning and strategies, company-owned development, franchise implementation and updates, advertising, promotion and sales. Additionally, management will be required to deal with the daily start-up and support of franchises for each parent company. Superior will add additional staff as it is deemed necessary to do so as outlined in the financial estimates. Also, professional services will be allocated in-house, based upon Superior's management holding accredited licenses in accounting, law, finance, investment banking, commercial real estate, advertising/public relations and insurance.

Management Team

Christopher O. Werner, President, Director of Marketing/Sales

Mr. Werner recently concluded his tenure as Senior Partner of Newport Capital Partners, Newport, Rhode Island, where he specialized in the comprehensive roles of investment banker, venture capitalist and financial engineer. During the past three years he has been responsible for raising capital to assist numerous projects and has earned the reputation as one of the premier capital raising "financiers" throughout the Northeast. Mr. Werner is President and Chairman of the Board of the publicly registered company, Waterford International, Inc., and provides comprehensive financial and corporate management consulting services to preeminent public and privately held companies throughout the world.

Mr. Werner has also served as Senior Vice-President of Finance for Rightfit Sports, Chief Financial Officer and Director of the publicly held Aqua Buoy Corporation, Account Executive for Neidiger, Tucker, Bruner Securities, Inc., Denver, Colorado, Internal Auditor for First Trust Corporation and Tax Auditor for CCH Computax.

Mr. Werner holds a B.S. in Accounting and a B.S. in Business Administration from Regis University in Denver, Colorado. He also earned a Minor in Communications from Regis subsequent to holding the position of Reconciliation Specialist with the First Wisconsin Bank.

Mark Thatcher, Director of Area Development, Franchising and Legal Compliance

During the past eight years, Mr. Thatcher has participated as a business and legal advisor for a variety of "quick service" restaurants and franchises. His responsibilities included the management of franchise activities, comprehensive legal compliance for restaurant operations, substantial area-development for Franchisors across the United States and the design, implementation, monitoring and integration of multi-vehicle financing arrangements for a wide variety of businesses and "Restaurateurs". He accomplished many of these activities while employed with Daniel P. Edwards, P.C., an "AV" rated Colorado, Arizona and Hawaii law firm with unparalleled listings for "preeminence" in the Martindale Hubbell Directory, and Apex Marketing, an international marketing firm specializing in area-development for franchises.

Mr. Thatcher attended the University of Denver where he earned a Juris Doctorate with corporate, international and securities accreditation. He also earned a Masters in Business Administration with an emphasis in domestic/ international marketing. He received a B.S./B.A. from Arizona State University and is presently a member of the State Bar of Colorado and Court of Appeals of Washington D.C., Member of the American Bar Association, Colorado Bar Association, El Paso County Bar Association, American Management Association, American Society of International Law, Franchising Forum of the A.B.A. and Business Forums.

Bruce Kannard, Director of Operations

A professional in the food and beverage industry for over twenty five years, Mr. Kannard is presently Director of Operations for Kyoto Bowl, Inc., where he doubled the expansion of the Phoenix Metropolitan Area operations in his first year, while increasing controls and establishing consistency in the products. His additional responsibilities include real estate analysis and negotiation, marketing coordination, accounting compliance, vendor selection, price comparison, sales tracking, menu development, writing and editing of all operational manuals, initial preparation of franchise circulars and franchise agreements and negotiation of area-development agreements.

Prior to arriving at Kyoto Bowl, Inc., Mr. Kannard was employed as Area Supervisor for Pizza Hut of America (PepsiCo) where he increased positive sales growth 70% and profit development 900% over a three year period. He was a member of the national task force that developed the highly successful world-wide delivery program.

Mr. Kannard has a national reputation as one of the most innovative "restaurateurs", achieving this status during his tenures as General Manager of Chives Concepts, Regional Vice President of Sambo's, District Manager of Colony Foods and Area Supervisor of Village Inn Parlors.

Robert B. Johnson, Director of Finance, Accounting and Personnel Management

For the past 14 years, Mr. Johnson enjoyed a successful career in the financial and restaurant industries. During his tenure in the Phoenix, Arizona restaurant market, he enjoyed substantial success while engaging in operations for Stockyard's, Inc., a multi-recipient of "The Best of Phoenix" awards for restaurant excellence. Mr. Johnson also engages as Financial Manager for Apex Marketing and was a manager of real estate operations for Equity Development, Inc. and Del Webb, which have holdings across the United States and abroad.

Mr. Johnson completed his education at Arizona State University where he obtained a B.S. in Finance and Economics, while contemporaneously studying advanced finance and accounting at Grand Canyon College. He studied extensively at the University of Heidelberg in Germany and presently possesses an Arizona Real Estate License, Series 7 Brokerage License and Series 63 License.

James W. Johnson, Director of Unit Management

Mr. Johnson has enjoyed an extensive career in the restaurant industry on both a unit basis and a national chain basis. Kyoto Bowl, Inc. awarded significant additional territories to J&T Ventures, LLC for area-development, due to Mr. Johnson's restaurant management experience. He presently serves as Manager of Sfuzzi, Inc. Concepts, a publicly held corporation operating multi-unit franchise restaurants for several restaurant chain operations. He has also served as Manager with the parent company of Rusty Pelican Restaurants, Inc. in a managerial and advisory capacity.

Mr. Johnson attended Arizona State University where he completed his studies in Business Management and Engineering. He is a member of the American Restaurant Management Association and serves as Committee Director of internal restaurant operations for Apex Marketing.

Dwight W. Mathiasen, Area Supervisor, Selected Segment

Mr. Mathiasen recently concluded his tenure with Colorado Restaurant Management. During this assignment, he served five years as Manager of the Black Eyed Pea location in Englewood, Colorado, where he set unprecedented levels of profitability increases for the location. He was recognized nationally by Black Eyed Pea for achieving excellence in the areas of hiring, training and scheduling a staff of over 80 employees, ordering and inventory controls of meats, produce and dry goods, controlling of labor, food and liquor costs, enforcement of company quality standards, compliance with Tri-County health regulations and resolution of customer concerns. Prior to this assignment, Mr. Mathiasen was employed by Sullivan-Hayes of Denver, Colorado as an expert consultant in site selection and commercial leasing for restaurant concepts throughout the Greater Denver Area.

While obtaining his B.S. and B.A. in Finance and Real Estate from the University of Denver, Mr. Mathiasen managed to Captain the Hockey Team and was selected in the First Round of the N.H.L. Entry Draft of 1986. He went on to play three seasons with the Pittsburgh Penguins of the National Hockey League, maintaining significant contacts in over thirty-two major metropolitan areas throughout the United States and Canada. He maintains a Colorado Real Estate License and is a Member of the Franchising Forum of the American Business Society of Restaurant Development.

Jeffrey J. Revious, Area Supervisor, Selected Segment

Widely recognized throughout the Boulder, Colorado as one of the premier restaurant managers, Mr. Revious recently concluded his tenure as Manager of Laudisio Restaurant, Inc., rated the "Top Italian Restaurant" in Colorado. During this tenure he was solely responsible for the training of new staff, scheduling of all restaurant personnel, and performance of general restaurant management tasks associated with the day-to-day operations. Prior to this, Mr. Revious served as General Manager of Taylor's Restaurant, Inc. where he designed and implemented new strategies that increased Sales by over 600%. In addition to performing all levels of responsibility at the G.M. level, he received state recognition by the Colorado Restaurant Association in the area of advertising, purchasing, ordering and scheduling of employees.

Mr. Revious received a B.S. from the University of Colorado with a minor in international business affairs. He also studied advanced hotel/restaurant management at the University of Northern Colorado, while simultaneously serving as campaign assistant to United States Senator, Hank Brown.

Corey Houthan, Area Supervisor, Selected Segment

A multi-faceted professional offering a strong culmination of both financial and operations management experience, Mr. Houthan has enjoyed a tremendous ten year success in Portfolio Development and Administration, Risk and Asset Management and Operation Management, while completing assignments with ITT Consumer Financial Corporation, Farm Credit Services and Wal-Mart. During this time he maintained personal portfolios of over $3,000,000 each and managed Arbitration Tracking Departments for all three employers with over $30,000,000 in outstanding dollars.

Mr. Houthan received his B.S. in Business Administration with Honors from Regis University and continues to act in a consulting capacity, providing expertise in development of multi-county marketing plans for business development.

Richard D. Marks, Area Supervisor, Selected Segment

A seasoned manager in the restaurant industry for over nine years, Mr. Marks has received national recognition as an employee of Sfuzzi Concepts, Inc. in Scottsdale, Arizona. During his employment campaign he has received the corporate award of "National Employee of the Month" six times for designing and implementing strategies in training and promotions that helped the restaurant eclipse previous sales marks repeatedly. He is regionally regarded in the restaurant industry as an expert in maximizing the skills of employees and has been responsible for formulating and writing employee training manuals.

Mr. Marks has been extensively educated in the computer industry and has mastered an accumulated programming ability in networking and platforming at the micro level, while mastering operating system platforming at the D.O.S. and Microsoft Windows levels.

JoDee J. Ailshie, CPS, Administration Coordinator

Ms. Ailshie brings over nine years of comprehensive office administration experience to the venture, along with substantial expertise in catering to large institutional functions and organizational activities. While holding the positions of Principal Secretary, Program Resource Specialist and Data Integrity Clerk at the University of Tennessee, Knoxville, she has been responsible for issuing requisition forms and purchase orders, verifying and paying invoices, maintaining individual account balances for faculty, reconciling bank statements, supervising inventory of equipment and supplies, initiating Alpha 4/Quattro programs capable of retaining and utilizing data to meet OSHA standards and receiving, batching and depositing gifts and managing related reporting requirements.

Also during this time, Ms. Ailshie was solely responsible for organizing, planning and implementing multi-level catering activities for various functions including university and political association meetings, seminars, conferences and banquets. She simultaneously approved and verified qualified applicants using USDA Food and Nutrition Service eligibility guidelines.

Ms. Ailshie obtained a B.A. from Colorado State University, an A.S., Judicial Legal Secretary from Aims Community College and successfully completed the Legal Assistant's Program at the University of Tennessee while attaining membership in the Phi Theta Kappa Honorary. She attained the CPS rating, July 1992.


MAJOR MANAGEMENT OBJECTIVES

Superior has outlined as its major objective for the next year to obtain adequate financing for the establishment and execution of its strategic goals efficiently and effectively.

In order to implement the business plan, management shall concentrate its efforts on:

1.Obtaining financing to meet the immediate company-owned expansion objectives for Sakura of Japan;
2.Creating a large franchisee owner network, while penetrating our market areas;
3.Designing ways to accomplish goals for expediting franchise and area-development sales;
4.Generating revenues in order to assure the success of the corporation.


MERGERS AND ACQUISITIONS

It is impossible to predict the manner in which the Company may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of the Company and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of the Company and such promoters, the legal structure or method deemedby management to be suitable will be selected. Such structure may include, but is not limited to leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. The
Company may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of the Company with other corporations or forms of business organization, and although it is likely, there is no assurance that the Company would be the surviving entity. In addition, the present management and stockholders of the Company most likely will not have control of a majority of the voting shares of the Company following a reorganization transaction. As part of such a transaction, the Company's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that the Company will acquire its participation in a business opportunity through the issuance of Common Stock or other securities of the Company. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisi-tion is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code, the Company's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of the Company prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in the Company by the current officers, directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, the Company may agree to register such securities either at the time the transaction is consummated, or under certain conditions or at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in the Company's securities may have a depressive effect upon such market.

The Company will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, the Company anticipates that it, and/or its officers and principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicate that consummation of an acquisition is probable. Neither the Company nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the ac-quisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of the Company to pay until an indeterminate future time may make it impossible to procure goods and services.


RISK FACTORS

At this time, Superior is in a highly competitive market with brand name companies. It's success, therefore, must rely solely on the effective and efficient promotion, operational support of company-owned units and sales of its franchises. The company is engaged in a business with a high public profile and is directly competitive with restaurant chain operations as well as independent operators.

Potential Fluctuations in Quarterly Operating Results

There can be no assurance that the Company will be able to generate revenue or maintain quarterly profitability in the future. The Company's quarterly and annual results may vary significantly in the future due to a number of factors, including: changes in revenue and product mix; variations in average selling prices; timing of announcement and introduction of new products by the Company and its competitors; market acceptance of the Company's and its customer's products; gain or loss of significant customers; and competitive factors. Any unfavorable changes in such factors or others could have a material adverse effect on the Company's operating results.

Dependence on Franchisees

The Company will realize a substantial portion of its revenues from initial franchise fees, ongoing royalty payments from its franchisees and the sale of foodstuffs and equipment to its franchisees. The Company is therefore substantially dependent upon its ability to attract, retain and contract with suitable franchisees, and the ability of these franchisees to open and operate their stores successfully. Should the Company experience difficulty in attracting suitable franchisees, or should the Company's franchisees encounter business or operational difficulties, the Company's revenues will be adversely affected. Such a reduction in revenues may also have an adverse effect on the Company's ability to sell new franchises and on its financial results and prospects. Consequently, the Company's financial prospects are directly related to the success of its franchisees, over which the Company has no direct control. There can be no assurance that either the Company or its franchisees will be able to develop new franchises, or operate the Company's bagel stores, successfully.

Expansion

The opening and success of the Company's franchised business stores will depend on various factors, including the availability of suitable sites; the ability of franchisees to negotiate acceptable lease terms for new locations, to obtain construction and any other necessary permits in a timely manner, and to meet construction and opening schedules; the Company's ability to manage its anticipated expansion and to hire and train personnel; and general and local economic and business conditions. The foregoing factors are not within the control of the Company.

The Company's proposed expansion will also require the implementation of enhanced operational and financial systems and will require additional management, operational and financial resources. Failure to implement these systems and add these resources could have a material adverse effect on the Company's results of operations and financial condition. There can be no assurance that the Company will be able to manage its expanding operations effectively or that it will be able to maintain or accelerate its growth. In addition, there can be no assurance of the viability of the Company's concepts in new geographic regions or particular local markets.

Competition; Ease of Entry Into Business

The food service industry, in general, and the fast-food and take-out sectors, in particular, are intensely competitive. The Company competes, and can be anticipated to compete, against well established food service companies with greater product and name recognition and with substantially greater financial, marketing and distribution capabilities than the Company's, as well as against a large number of local food establishments that offer similar or competitive products. In addition, management believes that the start-up costs associated with opening a retail food establishment offering similar products on a stand-alone basis are comparable to the start-up costs of the Company's franchised business stores and, accordingly, such start-up costs are not an impediment to entry into the retail business. Further, as the demand for franchised business products increases and consumers become more familiar with the product, they also may be expected to become increasingly discriminating in selecting products based on quality and value. There can be no assurance that the Company can compete successfully in this complex and changing market.

Food Service Industry

Food service businesses are often affected by changes in consumer and competitive conditions, including changes in consumer tastes; national, regional, and local economic conditions and demographic trends; traffic patterns, and the type, number, and location of competing businesses. Adverse publicity resulting from food quality, illness, injury, or other health concerns or operating issues stemming from one store or a limited number of stores also may adversely affect multi-unit chains such as the Company. In addition, factors such as inflation, increased food, labor, and employee benefit costs, regional weather conditions and the unavailability of experienced management and hourly employees may also adversely affect the food service industry in general, and the Company's operations, financial results and prospects in particular.

Government Regulation

The Company's franchise operations are subject to regulation by the Federal Trade Commission (the "FTC") in compliance with the Uniform Franchise Act which requires, among other things, that the Company prepare and update a comprehensive disclosure document in connection with the sale and operation of its franchises. The Company and its franchisees must also comply with state franchising laws and a wide range of other state and local rules and regulations applicable to their businesses. See "Business -- Government Regulation." Continued compliance with this broad federal, state and local regulatory network is essential and costly, and the failure to comply could have a material adverse effect on the Company and its franchisees. Violations of franchising laws and/or state laws and regulations governing substantive aspects of doing business in a particular state could subject the Company and its affiliates to rescission offers, monetary damages, penalties, imprisonment and/or injunctive proceedings.

In addition, under court decisions in certain states, absolute vicarious liability may be imposed upon franchisers based upon claims made against franchisees. The Company currently does not carry insurance against such claims although it intends to obtain such coverage in the future. However, there can be no assurance that the Company will be able to obtain such coverage or that such coverage will be sufficient to cover potential claims against the Company.

This Registration Statement does not constitute, and shall not be construed as, an offer to sell a franchise. Such offers may be made only by an Offering Circular in compliance with applicable state law and the Federal Trade Commission Disclosure Rule. The description of the franchises set forth in this Registration Statement is not intended to be a complete description of a Sakura of Japan, Tito's Cantina, Pick Pockets, Roasters Coffee and Tea Company or New England Cookie Jar franchise business.

Dependence on Key Personnel

The Company's future success depends in large on part of the continued service of its key marketing and management personnel and on its ability to continue to attract an retain qualified employees. The competition for such personnel is intense, and the loss of key employees could have a material effect on the Company's financial condition and results of operations.

Control by Principal Shareholders, Officers and Directors

The Company's principal shareholders, officers and directors will beneficially own approximately ninety percent (90%) of the Company's Common Stock. As a result, such persons may have the ability to control the Company and direct its affairs and business. Such concentration of ownership may also have the effect of delaying, deferring or preventing change in control of the Company. See "Principal Stockholders."

Issuance of Preferred Stock may adversely Affect Holders of
Common Stock or Delay or Prevent Corporate Take-Over

The Company's Articles of Incorporation provide that preferred stock may be issued by the Company from time to time in one or more series. The Board of Directors of the Company is authorized to determine the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of preferred stock and the designation of any such shares, without any vote or action by the Company's shareholders. The Board of Directors may authorize and issue Preferred stock with voting power or other rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company, because the terms of preferred stock that might be issued could potentially prohibit the Company's consummation of any merger, reorganization, sale of substantially all of its assets, liquidation or other extraordinary corporate transaction without the approval of the holders of the outstanding shares of the preferred stock.

No prior Trading Market; Potential Volatility of Stock Price

There has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. At a future date, provided a public market for the stock does develop, the market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products and/or services by the Company or its competitors, governmental regulatory action, developments with respect to patents or proprietary rights and general market conditions. In addition, the stock market has from time-to-time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies.

Possible Need for Additional Financing

The Company has very limited funds, and such funds may not be adequate to take advantage of any available business opportunities. Even if the Company's funds prove to be sufficient to acquire an interest in, or complete a transaction with, a business opportunity, the Company may not have enough capital to exploit the opportunity. The ultimate success of the Company may depend upon its ability to raise additional capital. The
Company has not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing. If additional capital is needed, there is no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to the Company. If not available, the Company's opera-tions will be limited to those that can be financed with its modest capital.

No Operating History

The Company was formed in January of 1995. The Company has little operating history and no revenues from operations. The Company faces all of the risks of a new business and the special risks inherent in the investigation, acquisition, or involvement of new business opportunities. The
Company must be regarded as a new or "start-up" venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Lack of Diversification.

Because of the limited financial resources that the Company has, it is unlikely that the Company will be able to diversify its operations. The Company's probable inability to diversify its activities into more than one area will subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Dependence upon Management; Limited Participation of Management

The Company currently has two single individuals who are serving as its sole officers and directors. The Company will be heavily dependent upon their skills, talents, and abilities to implement its business plan, and may, from time to time, find that the inability of them to devote their full time attention to the business of the Company results in a delay in progress toward implementing its business plan.

Indemnification of Officers and Directors.

The Company's Articles of Incorporation provide for the indemnification of its directors, officers, employees, and agents, under certain circumstances, against attorney's fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company will also bear the expenses of such litigation for any of its directors, officers, employees, or agents, upon such person's promise to repay the Company therefor if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it will be unable to recoup.

Dependence upon Outside Advisors

To supplement the business experience of its officers and directors, the Company may be required to employ consultants or advisors. It is anticipated that such persons may be engaged on an "as needed" basis without a continuing fiduciary or other obligation to the Company.

Rule 144 Sales

All of the outstanding shares of Common Stock held by present stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.
As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there will be no limit on the amount of restricted securities that may be sold by a nonaffiliate after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registrations of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
         OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FINANCIAL PLAN

Superior has improved its infrastructure, and is now at the threshold to pro-actively grow the company. By improving sales and exhibiting financial stability, Superior will then be in a position to acquire others in the franchising industry, or be acquired as an adjunct to a successful competitor's line. The financial plan, once breakeven has been achieved, is to regularly pay down it's financial obligations, finance a reasonable marketing and sales program, become a viable acquirer or merger candidate, and provide a fair return to it's investors.

Financing Activities

The original loans from affiliates of the Company in the amounts of $219,804 is still carried on the books with a five year payback. The principal balance due at the end of FY 1997 is $219,804.

The company carries no other long term debt, has no line of credit, and will entertain a capital raise, publicly or in the private sector in its merger and acquisition activities, if payments cannot be made from cashflow.

Balance Sheet Items

Obsolete items are written off yearly. All fees associated with any merger and acquisition activity will be paid from cashflow, or included in the capital raise amounts.

During the next six months, Superior will seek a one hundred thousand dollar ($100,000) bridge financing loan. These funds will be used primarily to provide working capital needed for increased sales and marketing expense and finance an acquisition program.

RESULTS OF OPERATIONS

During the period from Novembert 1, 1996 (inception) through
April 30, 1998, the Company has engaged in no significant operations other than organizational activities, acquisition of capital and preparation for registration of its securities under the Securities Exchange Act of 1934, as amended. No revenues were received by the Company during this period.

For the current fiscal year, the Company anticipates incurring a loss as a result of organizational expenses, expenses associated with registration under the Securities Exchange Act of 1934, and expenses associated with locating and evaluating acquisition candidates.

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $0.00 for the year ended
October 31, 1997 and $0.00 for the six months ended April 30, 1998.
Net cash used by operating activities was $0.00 for the year ended October 31, 1997 and $0.00 for the six months ended April 30, 1998.

Since its inception, the Company has financed its operations and growth with personal loans from existing officers, directors and affiliates, advances from shareholders.

Although the Company is not engaged in any acquisition discussions at this time, the Company will consider acquiring domestic and international businesses offering products and/or services similar or complementary to those offered by the Company. Any such acquisitions may require additional external financings, and in such event, the Company may from time to time seek to obtain funds from public or private issuances of equity or debt securities. There can be no assurances that the Company will pursue acquisitions or that such financings for any such acquisitions will be available on terms acceptable to the Company.

The Company remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity. The Company's balance sheets as of October 31, 1997 and the six months ended April 30, 1998, reflect a current asset value of $203,340, and a total asset value of $317,040 in the form of cash, marketable securities, notes receivable and franchise rights.

The Company will carry out its plan of business as discussed above. The Company cannot predict to what extent its liquidity and capital resources will be diminished prior to the consummation of a sales of franchises or business combination.

NEED FOR ADDITIONAL FINANCING

No commitments to provide additional funds have been made by management or other stockholders. Accordingly, there can be no assurance that any additional funds will be available to the Company to allow it to cover its expenses.

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") issued by the Financial Accounting Standards Board ("FASB"), under which deferred tax assets and liabilities are provided on differences between the carrying amounts for financial reporting and the tax basis of assets and liabilities for income tax purposes using the enacted tax rates.

Under SFAS 109, deferred tax assets may be recognized for temporary differences that will result in deductible amounts in future periods. A valuation allowance is recognized, if on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.


NEW ACCOUNTING PRONOUNCEMENTS

Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") issued by the FASB, is effective for financial statements for fiscal years beginning after December 15, 1995. The standard establishes new guidelines regarding when impairment losses on long-lived assets, which include plant and equipment, certain identifiable intangible assets, and goodwill, should be recognized and how impairment losses should be measured.

The Company does not expect adoption to have a material effect on its financial position or results of operations.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") issued by the FASB, is effective for specific transactions entered into after December 15, 1995. The disclosure requirements of SFAS 123 are effective for financial statements for fiscal years beginning no later than December 15, 1995. The new standard established a fair value method of accounting for stock-based compensation plans and for transactions in which an entity acquires goods or services from non-employees in exchange for equity instruments. The Company does not expect adoption to have a material effect on its financial position or results of operations.

Federal Income Tax Aspects of Investment in the Company

The discussion contained herein has been prepared by the Company and is based on existing law as contained in the Code, amended United States Treasury Regulations ("Treasury Regulations"), administrative rulings and court decisions as of the date of this Registration Statement. No assurance can be given that future legislative enactments, administrative rulings or court decisions will not modify the legal basis for statements contained in this discussion. Any such development may be applied retroactively to transactions completed prior to the date thereof, and could contain provisions having an adverse affect upon the Company and the holders of the Common Stock. In addition, several of the issues dealt with in this summary are the subject of proposed and temporary Treasury Regulations. No assurance can be given that these regulations will be finally adopted in their present form.

Basis in Common Stock

The tax basis that a Shareholder will have in his Common Stock will equal his cost in acquiring his Common Stock. If a Shareholder acquires Common Stock at different times or at different prices, he must maintain records of those transactions so that he can accurately report gain or loss realized upon disposition of the Common Stock.

Dividends on Common Stock

Distributions made by the Company with respect to the Common
Stock will be characterized as dividends that are taxable as ordinary income to the extent of the Company's current or accumulated earnings and profits ("earnings and profits"), if any, as determined for U.S. federal income tax purposes. To the extent that a distribution on the Common Stock exceeds the holder's allocable share of the Company's earnings and profits, such distribution will be treated first as a return of capital that will reduce the holder's adjusted tax basis in such Common Stock, and then as taxable gain to the extent the distribution exceeds the holder's adjusted tax basis in such Common Stock. The gain will generally be taxed as a long-term capital gain if the holder's holding period for the Common Stock is more than one year.

The availability of earnings and profits in future years will depend on future profits and losses which cannot be accurately predicted. Thus, there can be no assurance that all or any portion of a distribution on the Common Stock will be characterized as a dividend for general income tax purposes. Corporate shareholders will not be entitled to claim the dividends received deduction with respect to distributions that do not qualify as dividends. See the discussion regarding the dividends received deduction below.

Redemption of Common Stock

The Company does not have the right to redeem any Common
Stock. However, any redemption of Common Stock, with the consent of the holder, will be a taxable event to the redeemed holder.

The Company does not believe that the Common Stock will be treated as debt for federal income tax purposes. However, in the event that the Common Stock is treated as debt for federal tax purposes, a holder generally will recognize gain or loss upon the redemption of the Common Stock measured by the difference between the amount of cash or the fair market value of property received and the holder's tax basis in the redeemed Common Stock. To the extent the cash or property received are attributable to accrued interest, the holder may recognize ordinary income rather than capital gain. Characterization of the Common Stock as debt would also cause a variety of other tax implications, some of which may be detrimental to either the holders, the Company, or both

(including, for example, original issue discount treatment to the Investors). Potential Investors should consult their tax advisors as to the various ramifications of debt characterization for federal income tax purposes.

Other Disposition of the Common Stock

Upon the sale or exchange of shares of Common Stock, to or with a person other than the Company, a holder will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the holder's adjusted basis in such stock. Any capital gain or loss recognized will generally be treated as a long-term capital gain or loss if the holder held such stock for more than one year. For this purpose, the period for which the Common Stock was held would be included in the holding period of the Common Stock received upon a conversion.

State, Local and Foreign Taxes

In addition to the federal income tax consequences described above, prospective investors should consider potential state, local and foreign tax consequences of an investment in the Common Stock.

ERISA CONSIDERATIONS FOR TAX-EXEMPT INVESTORS/SHAREHOLDERS

General Fiduciary Requirements

Title I of ERISA includes provisions governing the responsibility of fiduciaries to their Qualified Plans. Qualified Plans must be administered according to these rules. Keogh plans that cover only partners of a partnership or self-employed owners of a business are not subject to the fiduciary duty rules of ERISA, but are subject to the prohibited transaction rules of the Code.

Under ERISA, any person who exercises any authority or control respecting the management or disposition of the assets of a Qualified Plan is considered to be a fiduciary of such Qualified
Plan (subject to certain exceptions not here relevant).

ERISA Section 404(a)(1) requires a fiduciary of a Qualified
Plan to "discharge his duties with respect to a plan solely in the interest of the participants and beneficiaries and (A) for the exclusive purpose of: (i) providing benefits to participants and their beneficiaries, and (ii) defraying reasonable expenses of administering the plan; (B) with the care, skill, prudence, and diligence under the circumstances then prevailing that a prudent man acting in a like capacity and familiar with such matters would use in the conduct of an enterprise of a like character and with like aims; (C) by diversifying the investments of a plan so as to minimize the risk of large losses, unless under the circumstances it is clearly prudent not to do so; and (D) in accordance with the documents and instruments governing the plan."

FIDUCIARIES WHO BREACH THE DUTIES THAT ERISA IMPOSES MAY
SUFFER A WIDE VARIETY OF LEGAL AND EQUITABLE REMEDIES, INCLUDING
(i) THE REQUIREMENT TO RESTORE QUALIFIED PLAN LOSSES AND TO PAY OVER ANY FIDUCIARY'S PROFITS TO THE QUALIFIED PLAN; (ii) REMOVAL AS FIDUCIARY OF THE QUALIFIED PLAN; AND (iii) LIABILITY FOR EXCISE TAXES THAT SECTION 4975 OF THE CODE IMPOSES.


ITEM 3.  DESCRIPTION OF PROPERTY

The Company currently maintains an office at 360 Thames Street, Newport, Rhode Island 02840, which is the office address of its legal counsel. The Company pays no rent for the use of this office and mailing address. The Company's telephone number is (401-841-9444) (800-428-6768).


ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth as of May 1, 1998, information with respect to the beneficial ownership of the Company's outstanding Common Stock by (i) each director and executive officer of the Company, (ii) all directors and executive officers of the Company as a group, and (iii) each shareholder who was known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock. Pursuant to the beneficial ownership rules under the Securities Exchange Act of 1934, as amended, each named person and all directors and executive officers as a group are deemed to be the beneficial owners of securities that may be acquired within 60 days of May
1, 1998 through the exercise of options or warrants. Accordingly, the number of shares and percentages set forth opposite each shareholder's name in the table below assumes the exercise of all such options and warrants. However, the number of shares of Common Stock issuable upon exercise by any given shareholder are not included in calculating the percentage of Common Stock beneficially owned by any other shareholder. Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                          Number of Shares              Percent of
Name and Address          Beneficially Owned            Class Owned
----------------          ------------------            ----------------
Mark T. Thatcher, Esq.    900,000                       43.27
Mark T. Thatcher, P.C.
360 Thames Street
Newport, RI 02840

Christopher O. Werner     900,000                       43.27
ESG, Inc.
360 Thames Street
Newport, RI 02840

All Officers and          1,800,000                     86.54
Directors as a Group
Superior Holdings

____________________________

In any election of directors, the holders of the Preferred Stock, voting separately as a class, are entitled to elect that number of directors as is proportionate to their ownership interest in the Company, determined on an as-converted basis. On an as-converted basis, the holders of the Preferred Stock currently have a 0% interest in the Company, which interest may increase over time as mandatory in-kind dividends are paid with respect to the Preferred Stock. Upon any default in the payment of dividends on the Preferred Stock, each director who has been elected by the holders of the Preferred Stock will be entitled to two votes on all matters on which the directors are entitled to vote, while each director elected by the holders of Common Stock shall continue to have the right to cast one vote. Accordingly, a default in the payment of dividends on the Preferred Stock could result in the directors who have been elected by the holders of the Preferred Stock having voting control with respect to matters presented to the Board.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

The following members of the Board of Directors provide expertise in capital acquisition, sales and marketing, mergers and acquisitions, and corporate law. Their technical acumen, along with their wish to see Superior successful has made their presence on the Board a resource to the management team. The following biographical data on the members of the Board of Directors reflects their skills, experience, and complement to Superior.

The following table sets forth certain information regarding the directors and executive officers of the Company.

Name                        Age               Position
---------------------       ---------         ----------------------

Christopher O. Werner       34                Chairman of the Board
360 Thames Street                             President
Newport, RI 02840

Mark T. Thatcher            33                General Counsel
Mark T. Thatcher, P.C                         Board of Directors
360 Thames Street
Newport, RI 02840

All current directors hold office until the 1999 annual meeting of the Company's shareholders and until their successors are duly elected and qualified; thereafter, directors will be elected annually. The executive officers are appointed annually by the Board of Directors and serve at the discretion of the Board. No family relationships exist among any of the directors and executive officers of the Company.


CERTAIN LEGAL PROCEEDINGS

None

ITEM 6.EXECUTIVE COMPENSATION

No executive compensation was paid for the year ended October 31, 1997, to and of the Company's Directors, Officers or Affiliates or other persons who were executive officers of the Company in 1997 (the "named executive officers").

                                                               Long Term

                                        Annual Compensation

                                                         Compensation Awards
                                      ---------------    -------------     -------------       ----------------
                                                                                     Securities
                                                         Other Annual      Underlying          All Other
                                      Salary             Compensation      Options/(1)/        Compensation
Name and Principal Position           ($)                ($)               (#)                 ($)-
---------------------------           ---------------    -------------     -------------       ---------------

Christopher O. Werner......           $0.00
Chairman of the Board

Mark T. Thatcher...........           $0.00
General Counsel

____________________________

DIRECTOR COMPENSATION

The Company does not reimburse directors for expenses incurred, if any, in attending meetings of the Board of Directors. The Company does not pay director fees to directors for their service on the Board.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CERTAIN FACTORS

There is no public market for Superior Common Stock. The Superior Common Stock may be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in Superior Common Stock will occur.

With respect to financial and other information relating to Superior, Mark T. Thatcher, P.C., whose address is 360 Thames Street, Newport, Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, Superior will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended
October 31, 1998, to be filed with the Commission. Any such requests should be directed to the Secretary of Superior Holdings, Inc., address 360 Thames Street, Newport, RI 02840.


ITEM 8. DESCRIPTION OF SECURITIES

The authorized capital stock of Superior consists of fifty million (50,000,000) shares of Common Stock, $5.00 par value, of which two million eighty thousand (2,080,000) shares will be outstanding on the Distribution Record Date.

Holders of Superior Common Stock will be entitled to one vote per share on all matters submitted to any vote of stockholders.
Cumulative voting for the election of directors is not permitted and therefore the holders of a majority of the shares of Superior
Common Stock will be able to elect all of the directors.  The
Superior Common Stock does not have preemptive rights and is not convertible, redeemable or assessable. The holders of Superior
Common Stock are entitled to receive dividends as may be declared by the Board of Directors out of funds legally available therefor.
See Dividends on Superior Common Stock below. Upon liquidation or dissolution, holders of Superior Common Stock are entitled to share ratably in all net assets available for distribution to stockholders.

Restrictions of Transfer

Shares of Superior Common Stock distributed to Superior's stockholders will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of Superior under the Securities Act of 1933, as amended (the "Securities Act"). Persons who may be deemed to be affiliates of Superior after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with Superior and may include certain officers and directors of Superior as well as principal stockholders of Superior. Persons who are affiliates of Superior will be permitted to sell their shares of Superior only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such exemptions afforded by
Section 4(1) or 4(2) of the Securities Act or Rule 144 thereunder.

Approximately two million (2,000,000) shares of Superior Common Stock could be sold pursuant to Rule 144 under the Securities Act.

Dividends on Superior Common Stock

Superior does not intend to pay any dividends in the foreseeable future and will follow a policy of retaining its earnings for use in its operations. In addition, under its proposed loan agreement, Superior will be prohibited from paying cash dividends without prior approval of its lender banks.

Transfer Agents

The transfer agents for Superior Holdings, Inc. Common Stock are
American Securities Transfer, Inc., whose address is 1825 Lawrence Street, Suite 444, Denver, Colorado 80202-1817 and whose telephone number is (303) 298-5370.

Part II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

There has been no public market for Superior Common Stock. The Superior Common Sock will be traded in the over-the-counter market in the near future, however, there can be no assurance as to the price at which trading in Superior Common Stock will occur.

With respect to financial and other information relating to Superior, Mark T. Thatcher, P.C., whose address is 360 Thames Street, Newport,
Rhode Island 02840 will file annual and periodic reports with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. Copies of such reports may be inspected by anyone without charge at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C. 20549, and copies may be obtained from the Commission at prescribed rates. In addition, Superior will provide without charge, upon the request of any stockholder, a copy of its Annual Report on Form 10-KSB for the fiscal year ended
December 31, 1997, to be filed with the Commission. Any such requests should be directed to the Secretary of Superior Holdings, Inc., address is 360 Thames Street, Newport, Rhode Island 02840.

The Company has never paid dividends on its Common Stock and does not anticipate that it will do so in the foreseeable future. The Company is prohibited from paying dividends on its Common Stock without the consent of the holders of at least two-thirds of the Company's Preferred Stock.


ITEM 2. LEGAL PROCEEDINGS

None


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

The Company has made the following sales of its Common Stock and Preferred Stock since April 1996. None of the sales have involved the use of underwriters.

                                          Amount of Total
Date of Sale         Class of Securities  Securities (Shares)  Purchasers              Consideration
-----------------    -------------------  -----------------    -------------------     -----------------
1. December 1996     Common               1,800,000            2 individuals           services rendered

2. December 1996     Common                 240,000            2 individuals           $ 219,804


Sales pursuant to items 1 and 2 above were made in reliance upon Section
4(2) of the Securities Act of 1933. The two individuals who purchased shares included two persons who were officers and directors of the issuer in connection with the issuer's organization. Sales pursuant to items 1 and 2 were in consideration of services rendered, which were valued by the Board of Directors at $219,804 in the aggregate. Sales pursuant to items 1 and 2 were also made in reliance upon Section 4(2) of the Securities Act of 1933. Purchasers included two individuals, both of who were officers and directors of the issuer.

The sales pursuant to items 1 and 2 above was made in reliance upon Section 4(2) of the Securities Act of 1933. Based upon representations made by the purchaser of the stock, the Company believes that such purchaser has sufficient knowledge and experience in financial and business matters to evaluate the merits and risks of an investment in the Company. The purchaser received a stock certificate legended in the manner described above.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Articles 7-109-101 through 7-109-109 of the Colorado Business Corporation Act provides that any director or officer of a Colorado corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

The Company's articles of incorporation and bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

PART F/S

FINANCIAL STATEMENTS

The index to the Company's Financial Statements appears under Item 15 of the Form 10-SB.

FINANCIAL STATEMENTS AND EXHIBITS

(a) The following financial statements of the Company
    are filed as part of this report:
                                                                 Page
Report of Michael D. Corrado,
Independent Certified Public Accountant                          F-1

Balance Sheet - October 31, 1997                                 F-2

Notes to Financial Statements                                    F-3

Balance Sheet (Unaudited)-                                       F-4
Six Months Ended April 30, 1998

Notes to Financial Statements                                    F-5
Six Months Ended April 30, 1998


PART III

ITEM I.  INDEX TO EXHIBITS

  (b) Exhibits

    3.1  Articles of Incorporation, as amended

    3.2  Amended and Restated Bylaws

    4.1  Agreements Defining Certain Rights of Shareholders

    7    Not applicable

    9    Not applicable

   10.1 Area Developer Agreement between the registrant and Tito's Cantina, Inc.

   11    Not applicable

   14    Not applicable

   16    Not applicable

   21    Not applicable

   23.1  Consent of Counsel, Mark T. Thatcher, P.C.

   23.2  Consent of Michael D. Corrado, Certified Public Accountant

   24    Not applicable

   27    Financial Data Schedule

   28    Not applicable

   99    Not applicable


ITEM 2.  DESCRIPTION OF EXHIBITS

     See Item I above.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           SUPERIOR HOLDINGS, INC.

Date May 11, 1998                          By /s/ Mark T. Thatcher


                                           _________________________

                                           Mark T. Thatcher
                                           Vice President and
                                           General Counsel

SUPERIOR HOLDINGS, INC.
BALANCE SHEET
OCTOBER 31, 1997

CONTENTS

                                                                Page
Independent auditor's report                                    1
Balance Sheet                                                   2
Notes to balance sheet                                          3-4

Michael D. Corrado
Certified Public Accountant

Independent Auditor's Report

The Board of Directors
Superior Holdings, Inc.
Newport, RI

I have audited the accompanying balance sheet of Superior Holdings, Inc. as of October 31, 1997. This balance sheet is the responsibility of the Company's management. My respon-sibility is to express an opinion on this balance sheet based upon my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. I believe that my audit of the balance sheet provides a reasonable basis for my opinion.

In my opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Supeior Holdings, |Inc. as of October 31, 1997 in conformity with generally accepted accounting principles.

/s/ Michael D. Corrado

December 16, 1997

(1)

2399 Pawtucket Avenue
E. Providence, RI 02914
(401) 431-4084

1317 South Main Street
Fall River, MA 02724
(508) 672-1295

SUPERIOR HOLDINGS, INC.
BALANCE SHEET
OCTOBER 31, 1997

ASSETS

Current assets:
     Cash                                       $             80
     Marketable Securities                                 2,960
     Note receivable                                     200,000

                                                         203,040

Other assets:
     Franchise rights                                    114,000

                                                $        317,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                           $            610

Long-term debt:
     Note payable, stockholder                           114,000
     Notes payable, affiliate                            105,804

                                                         219,804
Stockholders equity:
     Common stock, $5 par value
          50,000,000 shares authorized,
          2,080,000 issued and outstanding                30,000
     Paid in capital                                     163,944
     Accumulated deficit                                 (97,318)

                                                          96,626

                                                 $       317,040


See Independent Auditor's Report and Accompanying Notes

(2)

SUPERIOR HOLDINGS, INC.
NOTES TO BALANCE SHEET
OCTOBER, 31, 1997

1.   Summary of Significant Accounting Policies:

Nature of Business:

Superior Holdings, Inc. was formed on December 22, 1994 under the laws of the State of Colorado. The
Corporation was formed primarily for the purpose of acquiring and selling franchise rights in the food industry.

Management Estimates:

The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Franchise Rights:

Franchise rights have been capitalized at cost and will be amortized on a straight-line basis over 15 years.

2.  Marketable Securities:

Marketable securities are stated at cost and consist of the following at October 31, 1997:

1400 shares of Acadia National
     Health Systems, Inc.
                                                  $        2,960

3.  Note Receivable:

Note receivable at October 31, 1997 consists of the following:

Note receivable from National
Quotes, Inc. (A publicly traded
corporation) dated April 17, 1995
which, together with accrued interest
at 10% per year, was due on April 17,
1997.  Although the Note is now past
due, it is management's beleif that
the Note is collectable.
                                                  $     200,000

(3)

SUPERIOR HOLDINGS, INC.
NOTES TO BALANCE SHEET (CONTINUED)
OCTOBER 31, 1997

4.  Long-Term Debt:

Long-term debt at October 31, 1997 consists of a note payable to a stockholder owning 48% of the outstanding stock and notes payable to a corporation affiliated by common ownership.

Note payable, stockholder dated
January 7, 1997 which, together
with accfued interest of 7.5%,
is due on January 7, 1999.  The
Note is secured by the Franchise
Rights.                                          $   114,000

Notes payable to an affiliated
corporation, Zenith Holdings, Ltd.,
With varying maturities and interest
charged at 8%.  The notes are
unsecured.  None of the notes are
scheduled to mature within the next
twelve months.                                   $   105,804

(4)

SUPERIOR HOLDINGS, INC.
BALANCE SHEET
(UNAUDITED)
APRIL 30, 1998

ASSETS

Current assets:
     Cash                                       $             80
     Marketable Securities                                 2,960
     Note receivable                                     200,000

                                                         203,040

Other assets:
     Franchise rights                                    114,000

                                                $        317,040

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable                           $            610

Long-term debt:
     Note payable, stockholder                           114,000
     Notes payable, affiliate                            105,804

                                                         219,804

Stockholders equity:
     Common stock, $5 par value
          50,000,000 shares authorized,
          2,080,000 issued and outstanding                30,000
     Paid in capital                                     163,944
     Accumulated deficit                                 (97,318)

                                                          96,626

                                                 $       317,040

(2)

SUPERIOR HOLDINGS, INC.
NOTES TO BALANCE SHEET
(UNAUDITED)
APRIL 30, 1998

1.   Summary of Significant Accounting Policies:

Nature of Business:

Superior Holdings, Inc. was formed on December 22, 1994 under the laws of the State of Colorado. The
Corporation was formed primarily for the purpose of acquiring and selling franchise rights in the food industry.

Management Estimates:

The preparation of a balance sheet in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Franchise Rights:
Franchise rights have been capitalized at cost and will be amortized on a straight-line basis over 15 years.

2.  Marketable Securities:

Marketable securities are stated at cost and consist of the following at April 30, 1998:

1400 shares of Acadia National
     Health Systems, Inc.
                                               $        2,960

3.  Note Receivable:

Note receivable at April 30, 1998 consists of the following:

Note receivable from National
Quotes, Inc. (A publicly traded
corporation) dated April 17, 1995
which, together with accrued interest
at 10% per year, was due on April 17,
1997.  Although the Note is now past
due, it is management's beleif that
the Note is collectable.
                                              $     200,000

(3)

SUPERIOR HOLDINGS, INC.
NOTES TO BALANCE SHEET (CONTINUED)
(UNAUDITED)
APRIL 30, 1998

4.  Long-Term Debt:

Long-term debt at April 30, 1998 consists of a note payable to a stockholder owning 48% of the outstanding stock and notes payable to a corporation affiliated by common ownership.

Note payable, stockholder dated
January 7, 1997 which, together
with accfued interest of 7.5%,
is due on January 7, 1999.  The
Note is secured by the Franchise
Rights.                                     $       114,000

Notes payable to an affiliated
corporation, Zenith Holdings, Ltd.,
With varying maturities and interest
charged at 8%.  The notes are
unsecured.  None of the notes are
scheduled to mature within the next
twelve months.                              $      105,804

(4)